Exhibit 12

NYSE Euronext

Computation of Ratio of Earnings to Fixed Charges

	Year-Ended December 31,
	2011	2010	2009	2008		2007
	($ in millions, except ratio)
Determination of Earnings:
Income (loss) from continuing operations before income tax benefit (provision) and non-controlling interest(1)	$734	$692	$203	$(646	)(2)	$882
Add:
Fixed charges	123	111	122	150		129

Pre-tax earnings (losses) before fixed charges	857	803	325	(496)		1,011
Fixed Charges:
Interest expense	123	111	120	149		126
Other(3)	—	—	2	1		3

Fixed charges	123	111	122	150		129
Preference security dividend requirements	—	—	—	—		—

Total fixed charges	123	111	122	150		129
Ratio of earnings to fixed charges	6.97	7.23	2.66	N/A	(4)	7.84

(1)	Pre-tax income from continuing operations excludes income from associates.

(2)	Includes non-cash impairment charges of $1,590 million.

(3)	Other fixed charges consist of the interest factor in capital and operating leases.

(4)	Due to the loss in 2008, earnings were insufficient to cover fixed charges by $646 million.